Exhibit 99.2

Magna International Inc.

Second Quarter Report

2021

MAGNA INTERNATIONAL INC.

Management's Discussion and Analysis of Results of Operations and Financial Position

Unless otherwise noted, all amounts in this Management's Discussion and Analysis of Results of Operations and Financial Position ["MD&A"] are in U.S. dollars and all tabular amounts are in millions of U.S. dollars, except per share figures, which are in U.S. dollars. When we use the terms "we", "us", "our" or "Magna", we are referring to Magna International Inc. and its subsidiaries and jointly controlled entities, unless the context otherwise requires.

This MD&A should be read in conjunction with the unaudited interim consolidated financial statements for the three and six months ended June 30, 2021 included in this Quarterly Report, and the audited consolidated financial statements and MD&A for the year ended December 31, 2020 included in our 2020 Annual Report to Shareholders.

This MD&A may contain statements that are forward looking. Refer to the "Forward-Looking Statements" section in this MD&A for a more detailed discussion of our use of forward-looking statements.

This MD&A has been prepared as at August 5, 2021.

USE OF NON-GAAP FINANCIAL MEASURES

In addition to results presented in accordance with accounting principles generally accepted in the United States of America ["U.S. GAAP"], this report includes the use of Adjusted earnings (loss) before interest and taxes ["Adjusted EBIT"], Adjusted EBIT as a percentage of sales, Adjusted diluted earnings (loss) per share, Return on Invested Capital, Adjusted Return on Invested Capital and Return on Equity [collectively, the "Non-GAAP Measures"]. We believe these non-GAAP financial measures provide additional information that is useful to investors in understanding our underlying performance and trends through the same financial measures employed by our management for this purpose. Readers should be aware that Non-GAAP Measures have no standardized meaning under U.S. GAAP and accordingly may not be comparable to the calculation of similar measures by other companies. We believe that Return on Invested Capital and Return on Equity are useful to both management and investors in their analysis of our results of operations and reflect our ability to generate returns. Similarly, we believe that Adjusted EBIT, Adjusted EBIT as a percentage of sales, Adjusted diluted (loss) earnings per share and Adjusted Return on Invested Capital provide useful information to our investors for measuring our operational performance as they exclude certain items that are not reflective of ongoing operating profit or loss and facilitate a comparison with prior periods. The presentation of any Non-GAAP Measures should not be considered in isolation or as a substitute for our related financial results prepared in accordance with U.S. GAAP. Non-GAAP financial measures are presented together with the most directly comparable U.S. GAAP financial measure, and a reconciliation to the most directly comparable U.S. GAAP financial measure, can be found in the "Non-GAAP Financial Measures Reconciliation" section of this MD&A.

HIGHLIGHTS

Specific circumstances during the second quarters of 2021 and 2020 make the quarters difficult to compare. The second quarter of 2020 included unprecedented, industry-wide production suspensions due to the COVID-19 pandemic, while the second quarter of 2021 included production disruptions as a result of an ongoing global semiconductor chip shortage.

In the second quarter of 2021:

•	Global light vehicle production increased 58% over the second quarter of 2020, driven by production in our two largest markets North America and Europe. The increase in global light vehicle production is largely attributable to unprecedented, industry-wide production suspensions in the second quarter of 2020 due to the COVID-19 pandemic, partially offset by the negative impact of production disruptions as a result of the global semiconductor chip shortage on light vehicle production in the second quarter of 2021.

•	Total sales increased 110% to $9.0 billion, compared to $4.3 billion in the second quarter of 2020. The increase largely reflects higher global light vehicle production and higher assembly volumes, the net strengthening of currencies against the U.S. dollar, business combinations subsequent to the second quarter of 2020, and the launch of new programs.

•	Diluted earnings per share and adjusted diluted earnings per share were $1.40. Adjusted diluted earnings per share increased $3.11, largely reflecting contribution on higher sales and continued cost savings and operating efficiencies, including as a result of implemented restructuring actions.

•	Cash from operating activities was $528 million, an increase of $1.8 billion over the second quarter of 2020.

•	We returned $226 million to shareholders through $127 million in dividends and $99 million in share repurchases.

•	We reached the second milestone in our cooperation with Fisker Inc. ["Fisker"], signing a long-term manufacturing agreement for the production of the Fisker Ocean at our vehicle assembly facility in Graz, Austria. Manufacturing is scheduled to begin in November of 2022.

Subsequent to the end of the second quarter of 2021:

•	We disposed of three Body Exteriors & Structures operations based in Germany. The facilities had combined sales of $353 million in 2020. We expect to record a loss of approximately $75 million on the disposition.

•	We entered into an agreement for the acquisition of Veoneer, Inc. ["Veoneer"], a leader in automotive safety systems, including active and passive safety, which is discussed in the “Subsequent Events” section below.

•	We acquired a 49% interest in the LG-Magna joint venture for $453 million.

Magna International Inc. Second Quarter Report 2021    1

OVERVIEW

OUR BUSINESS(1)

Magna is more than one of the world’s largest suppliers in the automotive space. We are a mobility technology company with a global, entrepreneurial-minded team of 158,000 employees and an organizational structure designed to innovate like a startup. With 60+ years of expertise, and a systems approach to design, engineering and manufacturing that touches nearly every aspect of the vehicle, we are positioned to support advancing mobility in a transforming industry. Our global network includes 347 manufacturing operations and 87 product development, engineering and sales centres spanning 28 countries. Our common shares trade on the Toronto Stock Exchange (MG) and the New York Stock Exchange (MGA).

INDUSTRY TRENDS & RISKS

Our operating results are primarily dependent on the levels of North American, European and Chinese car and light truck production by our customers. While we supply systems and components to every major original equipment manufacturer ["OEM"], we do not supply systems and components for every vehicle, nor is the value of our content consistent from one vehicle to the next. As a result, customer and program mix relative to market trends, as well as the value of our content on specific vehicle production programs, are also important drivers of our results.

OEM production volumes are generally aligned with vehicle sales levels and thus affected by changes in such levels. Aside from vehicle sales levels, production volumes are typically impacted by a range of factors, including: general economic and political conditions; labour disruptions; free trade arrangements; tariffs; relative currency values; commodities prices; supply chains; infrastructure; availability and relative cost of skilled labour; regulatory considerations, including those related to environmental emissions and safety standards; and other factors. Additionally, COVID-19 can impact vehicle production volumes, including through: mandatory stay-at-home orders which restrict production; elevated employee absenteeism; and supply chain disruptions.

Overall vehicle sales levels are significantly affected by changes in consumer confidence levels, which may in turn be impacted by consumer perceptions and general trends related to the job, housing and stock markets, as well as other macroeconomic and political factors. Other factors which typically impact vehicle sales levels and thus production volumes include: interest rates and/or availability of credit; fuel and energy prices; relative currency values; regulatory restrictions on use of vehicles in certain megacities; and other factors. Additionally, COVID-19 can impact vehicle sales, including through mandatory stay-at-home orders which restrict operations of car dealerships, as well as through a deterioration in consumer confidence.

While the foregoing economic, political and other factors are part of the general context in which the global automotive industry operates, there have been a number of significant industry trends that are shaping the future of the industry and creating opportunities and risks for automotive suppliers. We continue to implement a business strategy which is rooted in our best assessment as to the rate and direction of change in the automotive industry, including with respect to trends related to vehicle electrification and advanced driver assistance systems, as well as "mobility-as-a-service" ["MaaS"]. Our short- and medium-term operational success, as well as our ability to create long-term value through our business strategy, are subject to a number of risks and uncertainties. Significant industry trends, our business strategy and the major risks we face, are discussed in our Annual Information Form ["AIF"] and Annual Report on Form 40-F ["Form 40-F"] in respect of the year ended December 31, 2020, together with subsequent filings. Those industry trends and risk factors remain substantially unchanged in respect of the second quarter ended June 30, 2021, except as follows:

•	Semiconductor Chip Shortages: While OEMs have experienced strong consumer demand for vehicles in key markets as COVID-related restrictions have eased, the global shortage of semiconductor chips continues to negatively impact global automotive production volumes. This combination of strong sales and reduced production has resulted in low inventories of new vehicles.

OEMs have taken a number of actions in response to the semiconductor chip shortage, such as: unplanned shutdowns of production lines and/or plants; reductions in their vehicle production plans; and changes to their product mix. Such OEM responses can result in a number of consequences for Tier 1 suppliers like us, including: lower sales; production inefficiencies due to production lines being stopped/restarted unexpectedly based on OEMs' production priorities; premium freight costs to expedite shipments; and/or other unrecoverable costs. Additionally, Tier 1 suppliers which purchase semiconductor chips or products containing such chips may not be able to deliver applicable products to OEM customers, in which case such Tier 1 suppliers may be at risk for customer claims related to disruption of OEM production. Furthermore, Tier 1 suppliers may face price increases from sub-suppliers that have been negatively impacted by production inefficiencies, premium freight costs and/or other costs related to the semiconductor chip shortage. While we expect to recover some of the lost production volumes, it remains unclear when supply and demand for automotive semiconductor chips will rebalance and continues to be difficult to predict the full impact of the chip shortage.

1 Manufacturing operations, product development, engineering and sales centres and employee figures include certain operations accounted for under the equity method.

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•	Inflationary Risks: there appears to be an increasing risk of inflationary price increases as economic activity rebounds in our primary production markets. During the second quarter, we witnessed increasing commodity costs for steel, aluminum and resin, as well as wage pressures in certain markets. These trends are expected to continue in coming quarters and could expand to other areas. The inability to offset inflationary price increases through continuous improvement actions, price increases or adjustments on our own products or otherwise, could have an adverse effect on our earnings.

•	COVID-19: despite increasing vaccination levels, the development and spread of highly-transmissible COVID-19 variants such as the "Delta" variant creates continued risk of further disruptions to the automotive industry, including through further mandatory stay-at-home orders or other restrictions. These orders may: restrict consumers' ability to purchase vehicles; restrict production; cause elevated employee absenteeism; and lead to supply chain disruptions. Over the medium- to long-term, the pandemic may result in societal changes that impact the automotive industry, positively or negatively, including as a result of: expanded work-from-home practices that reduce consumers' reliance on vehicles; and/or increased reluctance by people to utilize modes of public transit and/or shared mobility.

•

Veoneer: On July 22, 2021, we entered into an agreement for the acquisition of Veoneer. The agreement includes an offer price, which if accepted, would enable us to acquire all of the issued and outstanding shares of Veoneer for $31.25 per share in cash, representing an equity value of $3.8 billion. On August 5, 2021 an alternative bidder proposed to acquire all of Veoneer’s shares for a price that represents a premium over our offer price. In the event that our agreement to acquire Veoneer is not ultimately terminated by Veoneer in the face of the higher offer, our acquisition of Veoneer is expected to close near the end of 2021, subject to the approval of Veoneer’s stockholders, certain regulatory approvals and other customary closing conditions. The transaction is not subject to any financing conditions.

The acquisition of Veoneer is subject to a number of risks, including those discussed in our AIF and Form 40-F in respect of the year ended December 31, 2020. Due to the emergence of an alternative bidder, there is a risk that Veoneer could ultimately terminate its agreement with us. If our agreement to acquire Veoneer is not ultimately terminated by Veoneer, the following further risks may apply: diversion of management attention to the acquisition and/or integration of Veoneer; disruption to Veoneer’s business during the time period between announcement and closing of the transaction; failure to retain key employees; inability of Veoneer to secure shareholder approval for the transaction; failure of the parties to obtain required regulatory approvals altogether or within the timeframe expected; imposition of unacceptable conditions to regulatory approval; and the initiation of litigation challenging the transaction, which could delay or defeat the merger. Additionally, Veoneer’s perception software products directly compete with software products supplied by a competitor which is an important supplier to us. Accordingly, there is a risk that such competitor may cease cooperation with us in bidding on future ADAS programs.

RESULTS OF OPERATIONS

AVERAGE FOREIGN EXCHANGE

	For the three months ended June 30,			For the six months ended June 30,
	2021	2020	Change	2021	2020	Change
1 Canadian dollar equals U.S. dollars	0.814	0.722	+13%	0.802	0.733	+9%
1 euro equals U.S. dollars	1.206	1.101	+10%	1.205	1.102	+9%
1 Chinese renminbi equals U.S. dollars	0.155	0.141	+10%	0.155	0.142	+9%

The preceding table reflects the average foreign exchange rates between the most common currencies in which we conduct business and our U.S. dollar reporting currency.

The results of operations for which the functional currency is not the U.S. dollar are translated into U.S. dollars using the average exchange rates for the relevant period. Throughout this MD&A, reference is made to the impact of translation of foreign operations on reported U.S. dollar amounts where relevant.

LIGHT VEHICLE PRODUCTION VOLUMES

Our operating results are mostly dependent on light vehicle production in the regions reflected in the table below:

Light Vehicle Production Volumes (thousands of units)

	For the three months ended June 30,			For the six months ended June 30,
	2021	2020	Change	2021	2020	Change
North America	3,288	1,240	+165%	7,049	5,017	+41%
Europe	4,379	2,084	+110%	9,310	6,784	+37%
China	6,001	5,844	+3%	12,072	9,079	+33%

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RESULTS OF OPERATIONS – FOR THE THREE MONTHS ENDED JUNE 30, 2021

SALES

Sales increased 110% or $4.74 billion to $9.03 billion for the second quarter of 2021 compared to $4.29 billion for the second quarter of 2020 primarily due to higher global light vehicle production and higher assembly volumes, including:

•	an estimated $5.5 billion negative impact of the COVID-19 pandemic during the second quarter of 2020 partially offset by;

•	the negative impact of production disruptions due to semiconductor chip shortages during the second quarter of 2021.

In addition, sales increased in the second quarter of 2021 due to:

•	the launch of new programs during or subsequent to the second quarter of 2020;

•	the net strengthening of foreign currencies against the U.S. dollar, which increased reported U.S. sales by $500 million; and

•	business combinations subsequent to the second quarter of 2020 which increased sales by $266 million.

These factors were partially offset by the end of production of certain programs and net customer price concessions subsequent to the second quarter of 2020.

COST OF GOODS SOLD

	For the three months ended June 30,
	2021	2020	Change
Material	$5,365	$2,645	$2,720
Direct labour	718	404	314
Overhead	1,645	1,157	488
Cost of goods sold	$7,728	$4,206	$3,522

Cost of goods sold increased $3.52 billion to $7.73 billion for the second quarter of 2021 compared to $4.21 billion for the second quarter of 2020, primarily due to:

•	higher material, direct labour and overhead costs associated with higher sales;

•	the net strengthening of foreign currencies against the U.S. dollar, which increased reported U.S. dollar cost of goods sold by $427 million; and

•	business combinations subsequent to the second quarter of 2020.

These factors were partially offset by cost savings and operating efficiencies, including as a result of implemented restructuring actions and higher employee profit sharing and incentive compensation due to improved financial performance.

DEPRECIATION AND AMORTIZATION

Depreciation and amortization increased $40 million to $374 million for the second quarter of 2021 compared to $334 million for the second quarter of 2020 primarily due to:

•	the net strengthening of foreign currencies against the U.S. dollar, which increased reported U.S. dollar depreciation and amortization by $22 million; and

•	business combinations subsequent to the second quarter of 2020 which increased depreciation and amortization by $12 million.

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SELLING, GENERAL AND ADMINISTRATIVE ["SG&A"]

SG&A expense increased $41 million to $419 million for the second quarter of 2021 compared to $378 million for the second quarter of 2020, primarily as a result of:

•	the net strengthening of foreign currencies against the U.S. dollar, which increased reported U.S. dollar SG&A expense by $24 million;

•	higher incentive compensation and employee profit sharing due to improved financial performance;

•	higher labour and benefit costs; and

•	business combinations subsequent to the second quarter of 2020 which increased SG&A by $9 million.

These factors were partially offset by:

•	a favourable value-added tax settlement in Brazil during the second quarter of 2021;

•	transactional foreign exchange gains in the second quarter of 2021 compared transactional foreign exchange losses in the second quarter of 2020; and

•	a loss on sale of assets during the second quarter of 2020.

INTEREST EXPENSE, NET

During the second quarter of 2021 we recorded net interest expense of $11 million compared to $21 million for the second quarter of 2020. The $10 million decrease is primarily as a result of interest income recognized on a favourable value-added tax settlement in Brazil during the second quarter of 2021 and higher cash balances partially offset by an increase in long-term borrowings due to the issuance of $750 million of 2.45% fixed rate Senior notes during the second quarter of 2020.

EQUITY INCOME

Equity income increased $19 million to $44 million for the second quarter of 2021 compared to $25 million for the second quarter of 2020, primarily as a result of earnings on higher sales at our equity-accounted operations and restructuring certain transmission joint ventures which resulted in these entities no longer being equity-accounted for.

OTHER EXPENSE (INCOME), NET

	For the three months ended June 30,
	2021	2020
Restructuring and impairments (1)	$44	$168
Gains on investments (2)	(38)	$—
	$6	$168

(1)	Restructuring and impairments

During the second quarter of 2021 we recorded net restructuring charges of $44 million [$31 million after tax] in our Power & Vision segment.

During the second quarter of 2020 we recorded restructuring and impairment charges of $115 million [$90 million after tax] in our Power & Vision segment and $37 million [$32 million after tax] in our Body Exteriors & Structures segment. Restructuring charges of $16 million [$14 million after tax] were also recorded in our Seating Systems segment.

(2)	Gains on investments

During the second quarter of 2021, we recorded unrealized gains of $29 million [$22 million after tax] related to the revaluation of certain public company warrants, and $9 million [$7 million after tax] on the revaluation of certain public and private equity investments.

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INCOME (LOSS) FROM OPERATIONS BEFORE INCOME TAXES

Income from operations before income taxes was $540 million for the second quarter of 2021 compared to a loss of $789 million for the second quarter of 2020. This $1.33 billion increase is a result of the following changes, each as discussed above:

	For the three months
	ended June 30,
	2021	2020	Change
Sales	$9,034	$4,293	$4,741

Costs and expenses
Cost of goods sold	7,728	4,206	3,522
Depreciation and amortization	374	334	40
Selling, general & administrative	419	378	41
Interest expense, net	11	21	(10)
Equity income	(44)	(25)	(19)
Other expense (Income), net	6	168	(162)
Income (loss) from operations before income taxes	$540	$(789)	$1,329

INCOME TAXES

	For the three months ended June 30,
	2021		2020
Income Taxes as reported	$104	19.3%	$(137)	17.4%
Tax effect on Other expense (Income), net	4	0.5	32	(0.5)
	$108	19.8%	$(105)	16.9%

Excluding the tax effect on Other Expense (Income), net, our effective income tax rate in the second quarter of 2021 was 19.8%, which decreased from the customary tax rates primarily due to a reduction in our reserves for uncertain tax positions.

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INCOME (LOSS) ATTRIBUTABLE TO NON-CONTROLLING INTERESTS

Income attributable to non-controlling interests was $12 million for the second quarter of 2021 compared to a loss attributable to non-controlling interests of $5 million for the second quarter of 2020. This $17 million change was primarily due to a $14 million increase as a result of consolidating with non-controlling interest certain transmission joint ventures that were previously equity-accounted. In addition, improved net income at our non-wholly owned operations in China contributed to this change.

NET INCOME (LOSS) ATTRIBUTABLE TO MAGNA INTERNATIONAL INC.

Net income (loss) attributable to Magna International Inc. was income of $424 million for the second quarter of 2021 compared to a loss of $647 million for the second quarter of 2020. This $1.1 billion increase was as a result of: an increase in income from operations before income taxes of $1.33 billion; partially offset by an increase in income taxes of $241 million; and an increase of $17 million in income attributable to non-controlling interests.

EARNINGS (LOSS) PER SHARE

	For the three months
	ended June 30,
	2021	2020	Change
Earnings (loss) per Common Share
Basic	$1.41	$(2.17)	—
Diluted	$1.40	$(2.17)	—

Weighted average number of Common Shares outstanding (millions)
Basic	301.1	298.4	+1%
Diluted	303.6	298.4	+2%
Adjusted diluted earnings (loss) per share	$1.40	$(1.71)	—

Diluted earnings per share was $1.40 for the second quarter of 2021 compared to diluted loss per share of $2.17 for the second quarter of 2020. The $3.57 increase was substantially a result of higher net income attributable to Magna International Inc., as discussed above, partially offset by an increase in the weighted average number of diluted shares outstanding during the second quarter of 2021. The increase in the weighted average number of diluted shares outstanding was primarily due to the exercise of stock options during or subsequent to the second quarter of 2020 and an increase in diluted shares related to stock options outstanding as a result of the increase in our share price. This increase was partially offset by the purchase and cancellation of Common Shares, during or subsequent to the second quarter of 2020, pursuant to our normal course issuer bids.

Other expense (Income), net, after tax, negatively impacted diluted earnings per share by $0.46 in the second quarter of 2020, as discussed in the "Other expense (Income), net" and "Income Taxes" sections above.

Adjusted diluted earnings (loss) per share, as reconciled in the "Non-GAAP Financial Measures Reconciliation" section, was earnings of $1.40 for the second quarter of 2021 compared to a loss of $1.71 in the second quarter of 2020, an increase of $3.11.

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NON-GAAP PERFORMANCE MEASURES – FOR THE THREE MONTHS ENDED JUNE 30, 2021

ADJUSTED EBIT AS A PERCENTAGE OF SALES

The table below shows the change in Magna's Sales and Adjusted EBIT by segment and the impact each segment's changes had on Magna's Adjusted EBIT as a percentage of sales for the second quarter of 2021 compared to the second quarter of 2020:

			Adjusted EBIT
		Adjusted	as a percentage
	Sales	EBIT	of sales
Second quarter of 2020	$4,293	$(600)	-14.0%
Increase (decrease) related to:
Body Exteriors & Structures	2,024	542	+ 9.2%
Power & Vision	1,583	429	+ 7.2%
Seating Systems	642	110	+ 2.2%
Complete Vehicles	557	35	+ 1.2%
Corporate and Other	(65)	41	+ 0.4%
Second quarter of 2021	$9,034	$557	+6.2%

Adjusted EBIT as a percentage of sales increased to 6.2% for the second quarter of 2021 compared to -14.0% for the second quarter of 2020 primarily due to:

•	the negative impact of the COVID-19 pandemic in the second quarter of 2020;
•	cost savings and operating efficiencies, including as a result of implemented restructuring actions;
•	business combinations subsequent to the second quarter of 2020;
•	higher tooling contribution in the second quarter of 2021 compared to the second quarter of 2020;
•	lower net application engineering costs related to three upcoming ADAS program launches;
•	a favourable value-added tax settlement in Brazil during the second quarter of 2021;
•	net provisions for customer claims during the second quarter of 2020; and
•	transactional foreign exchange gains in the second quarter of 2021 compared to losses in the second quarter of 2020.

These factors were partially offset by:

•	the negative impact of production disruptions due to semiconductor chip shortages during the second quarter of 2021;
•	higher employee profit sharing and incentive compensation due to improved financial performance;
•	higher launch costs; and
•	net customer price concessions subsequent to the second quarter of 2020.

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ADJUSTED RETURN ON INVESTED CAPITAL AND RETURN ON INVESTED CAPITAL

Adjusted Return on Invested Capital increased to 11.2% for the second quarter of 2021 compared to -12.5% for the second quarter of 2020 as a result of an increase in Adjusted After-tax operating profits partially offset by higher Average Invested Capital. Other expense (income), net, after tax negatively impacted Return on Invested Capital by 0.1% in the second quarter of 2021 and by 3.4% in the second quarter of 2020.

Average Invested Capital increased $74 million to $16.02 billion for the second quarter of 2021 compared to $15.94 billion for the second quarter of 2020, primarily due to:

•	the net strengthening of foreign currencies against the U.S. dollar;
•	business combinations subsequent to the second quarter of 2020;
•	recognition of the initial value and subsequent revaluation of the vested portion of the Fisker warrants in the first and second quarters of 2021; and
•	investments in and favourable revaluations of certain public and private equity investments.

These factors were partially offset by:

•	a decrease in average non-cash working capital;
•	the impairment of assets recorded during the third quarter of 2020;
•	average depreciation expense on fixed assets in excess of our average investment in fixed assets; and
•	divestitures of assets subsequent to the second quarter of 2020.

RETURN ON EQUITY

Return on Equity was 13.8% for the second quarter of 2021 compared to -25.3% for the second quarter of 2020. This increase was due to higher net income attributable to Magna partially offset by higher average shareholders' equity. Other expense (income), net, after tax negatively impacted Return on Equity by 0.1% in the second quarter of 2021 and by 5.4% in the second quarter of 2020.

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SEGMENT ANALYSIS

We are a global automotive supplier that has complete vehicle engineering and contract manufacturing expertise, as well as product capabilities which include body, chassis, exterior, seating, powertrain, active driver assistance, electronics, mechatronics, mirrors, lighting and roof systems. We also have electronic and software capabilities across many of these areas.

Our reporting segments are: Body Exteriors & Structures; Power & Vision; Seating Systems; and Complete Vehicles.

	For the three months ended June 30,
	Sales			Adjusted EBIT
	2021	2020	Change	2021	2020	Change
Body Exteriors & Structures	$3,647	$1,623	$2,024	$227	$(315)	$542
Power & Vision	2,881	1,298	1,583	203	(226)	429
Seating Systems	1,166	524	642	26	(84)	110
Complete Vehicles	1,490	933	557	79	44	35
Corporate and Other	(150)	(85)	(65)	22	(19)	41
Total reportable segments	$9,034	$4,293	$4,741	$557	$(600)	$1,157

BODY EXTERIORS & STRUCTURES

	For the three months ended June 30,
	2021	2020	Change
Sales	$3,647	$1,623	$2,024	+125%
Adjusted EBIT	$227	$(315)	$542	—
Adjusted EBIT as a percentage of sales	6.2%	(19.4)%		+25.6%

Sales – Body Exteriors & Structures

Sales increased 125% or $2.02 billion to $3.65 billion for the second quarter of 2021 compared to $1.62 billion for the second quarter of 2020 primarily due to:

•	higher global light vehicle production, including an estimated $2.65 billion negative impact of the COVID-19 pandemic during the second quarter of 2020 partially offset by the negative impact of production disruptions due to semiconductor chip shortages during the second quarter of 2021;
•	the launch of programs during or subsequent to the second quarter of 2020, including the:

•          GM full-size SUV’s;

•          Ford Bronco Sport;

•          Jeep Grand Cherokee L; and

•          Ford Mustang Mach E; and

•	the net strengthening of foreign currencies against the U.S. dollar, which increased reported U.S. dollar sales by $173 million.

These factors were partially offset by:

•	the end of production of certain programs; and
•	net customer price concessions subsequent to the second quarter of 2020.

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Adjusted EBIT and Adjusted EBIT as a percentage of sales – Body Exteriors & Structures

Adjusted EBIT increased $542 million to $227 million for the second quarter of 2021 compared to a loss of $315 million for the second quarter of 2020 and Adjusted EBIT as a percentage of sales increased 25.6% to 6.2% primarily due to:

•	earnings on higher sales;
•	cost savings and operating efficiencies, including as a result of implemented restructuring actions;
•	higher tooling contribution in the second quarter of 2021 compared to the second quarter of 2020;
•	net provisions for customer claims during the second quarter of 2020;
•	lower transactional foreign exchange losses in the second quarter of 2021 compared to the second quarter of 2020;
•	a favourable value-added tax settlement in Brazil during the second quarter of 2021; and
•	the net strengthening of foreign currencies against the U.S. dollar had a favourable $8 million impact on reported U.S. dollar Adjusted EBIT.

These factors were partially offset by:

•	higher employee profit sharing and incentive compensation due to improved financial performance;
•	higher launch costs;
•	the negative impact of incremental labour costs due to a change in Mexico labour law introduced during the second quarter of 2021; and
•	net customer price concessions subsequent to the second quarter of 2020.

POWER & VISION

	For the three months ended June 30,
	2021	2020	Change
Sales	$2,881	$1,298	$1,583	+122%
Adjusted EBIT	$203	$(226)	$429	—
Adjusted EBIT as a percentage of sales	7.0%	(17.4)%		+24.4%

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Sales – Power & Vision

Sales increased 122% or $1.58 billion to $2.88 billion for the second quarter of 2021 compared to $1.30 billion for the second quarter of 2020 primarily due to:

•	higher global light vehicle production, including an estimated $1.45 billion negative impact of the COVID-19 pandemic during the second quarter of 2020 partially offset by the negative impact production disruptions due to semiconductor chip shortages during the second quarter of 2021;
•	the launch of programs during or subsequent to the second quarter of 2020, including the:

•          GM full-size SUV’s;

•          Jeep Grand Cherokee L; and

•          Genesis GV70;

•	business combinations subsequent to the second quarter of 2020 which increased sales by $175 million; and
•	the net strengthening of foreign currencies against the U.S. dollar, which increased reported U.S. dollar sales by $170 million.

These factors were partially offset by net customer price concessions subsequent to the second quarter of 2020.

Adjusted EBIT and Adjusted EBIT as a percentage of sales – Power & Vision

Adjusted EBIT increased $429 million to $203 million for the second quarter of 2021 compared to a loss of $226 million for the second quarter of 2020 and Adjusted EBIT as a percentage of sales increased 24.4% to 7.0% primarily due to:

•	earnings on higher sales;
•	lower net application engineering costs related to three upcoming ADAS program launches;
•	cost savings and operating efficiencies, including as a result of implemented restructuring actions;
•	lower net warranty costs of $13 million;
•	the net strengthening of foreign currencies against the U.S. dollar had a favourable $12 million impact on reported U.S. dollar Adjusted EBIT;
•	higher equity income of $10 million;
•	business combinations subsequent to the second quarter of 2020 which positively impacted earnings; and
•	a favourable value-added tax settlement in Brazil during the second quarter of 2021.

These factors were partially offset by higher employee profit sharing and incentive compensation due to improved financial performance, higher commodity costs, and net customer price concessions subsequent to the second quarter of 2020.

12    Magna International Inc. Second Quarter Report 2021

SEATING SYSTEMS

	For the three months ended June 30,
	2021	2020	Change
Sales	$1,166	$524	$642	+123%
Adjusted EBIT	$26	$(84)	$110	—
Adjusted EBIT as a percentage of sales	2.2%	(16.0)%		+18.2%

Sales – Seating Systems

Sales increased 123% or $642 million to $1.17 billion for the second quarter of 2021 compared to $524 million for the second quarter of 2020 primarily due to:

•	higher global light vehicle production, including an estimated $1.0 billion negative impact of the COVID-19 pandemic during the second quarter of 2020 partially offset by the negative impact of production disruptions due to semiconductor chip shortages during the second quarter of 2021, which disproportionately impacted programs supplied by our Seating operations;
•	the launch of programs during or subsequent to the second quarter of 2020, including the:
•	Jeep Grand Cherokee L;
•	Skoda Enyaq; and
•	Chevrolet Bolt EUV;
•	business combinations subsequent to the second quarter of 2020 which increased sales by $92 million;
•	the net strengthening of foreign currencies against the U.S. dollar, which increased reported U.S. dollar sales by $41 million.

These factors were partially offset by net customer price concessions subsequent to the second quarter of 2020.

Adjusted EBIT and Adjusted EBIT as a percentage of sales – Seating Systems

The negative impact of production disruptions due to semiconductor chip shortages during the second quarter of 2021, was more pronounced in Seating Systems compared to our other reporting segments due to the mix of programs impacted. Adjusted EBIT increased $110 million to $26 million for the second quarter of 2021 compared to a loss of $84 million for the second quarter of 2020 and Adjusted EBIT as a percentage of sales increased 18.2% to 2.2% primarily as a result of:

•	earnings on higher sales;
•	productivity and efficiency improvements at an underperforming facility;
•	favourable commercial settlements during the second quarter of 2021; and
•	a favourable value-added tax settlement in Brazil during the second quarter of 2021.

These factors were partially offset by higher launch costs, higher employee profit sharing and incentive compensation due to improved financial performance and net customer price concessions subsequent to the second quarter of 2020.

Magna International Inc. Second Quarter Report 2021    13

COMPLETE VEHICLES

	For the three months ended June 30,
	2021	2020	Change
Complete Vehicle Assembly Volumes (thousands of units)(i)	29.5	16.8	12.7	+76%
Sales	$1,490	$933	$557	+60%
Adjusted EBIT	$79	$44	$35	+80%
Adjusted EBIT as a percentage of sales	5.3%	4.7%		+0.6%

(i)       Vehicles produced at our Complete Vehicle operations are included in Europe Light Vehicle Production volumes.

Sales – Complete Vehicles

Sales increased 60% or $557 million to $1.49 billion for the second quarter of 2021 compared to $933 million for the second quarter of 2020 and assembly volumes increased 76%. The increase in sales is primarily as a result of higher assembly volumes, including an estimated $400 million negative impact of the COVID-19 pandemic during the second quarter of 2020 partially offset by the negative impact of production disruptions due to semiconductor chip shortages during the second quarter of 2021. In addition, sales were positively impacted by a $126 million increase in reported U.S. dollar sales as a result of the strengthening of the euro against the U.S. dollar.

Adjusted EBIT and Adjusted EBIT as a percentage of sales – Complete Vehicles

Adjusted EBIT increased $35 million to $79 million for the second quarter of 2021 compared to $44 million for the second quarter of 2020 and Adjusted EBIT as a percentage of sales increased 0.6% to 5.3% primarily as a result of:

•	higher earnings due to higher assembly volumes, net of contractual fixed cost recoveries on certain programs;
•	higher margins on engineering programs; and
•	the strengthening of the euro against the U.S. dollar had a favourable $7 million impact on reported U.S. dollar Adjusted EBIT.

These factors were partially offset by higher employee profit sharing and incentive compensation due to improved financial performance and net customer price concessions subsequent to the second quarter of 2020.

14   Magna International Inc. Second Quarter Report 2021

CORPORATE AND OTHER

Adjusted EBIT was $22 million for the second quarter of 2021 compared to a loss of $19 million for the second quarter of 2020. The $41 million improvement was primarily the result of:

•	an increase in fees received from our divisions;
•	amortization related to the initial value of the vested portion of the Fisker warrants; and
•	a loss on sale of assets during the second quarter of 2020.

These factors were partially offset by higher incentive compensation and employee profit sharing due to improved financial performance.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

OPERATING ACTIVITIES

	For the three months ended June 30,
	2021	2020	Change
Net income (loss)	$436	$(652)
Items not involving current cash flows	341	335
	777	(317)	$1,094
Changes in operating assets and liabilities	(249)	(915)	666
Cash provided from (used for) operating activities	$528	$(1,232)	$1,760

Cash provided from operating activities

Comparing the second quarters of 2021 to 2020, cash provided from operating activities increased $1.76 billion primarily as a result of an increase production volumes compared to the second quarter of 2020 discussed above. Specifically, we collected an additional $5.0 billion from our customers, but used additional cash of $2.6 billion for materials and overhead and $587 million for labour.

Changes in operating assets and liabilities

During the second quarter of 2021, we used $249 million for operating assets and liabilities primarily as result of increased production inventory related to ongoing supply chain and customers disruptions.

Magna International Inc. Second Quarter Report 2021    15

INVESTING ACTIVITIES

	For the three months
	ended June 30,
	2021	2020	Change
Fixed asset additions	$(277)	$(169)
Increase in investments, other assets and intangible assets	(93)	(72)
Increase in public and private equity investments	(17)	(2)
Fixed assets, investments, other assets and intangible assets additions	(387)	(243)
Proceeds from dispositions	20	11
Acquisitions	(21)	—
Cash used for investing activities	$(388)	$(232)	$(156)

Cash used for investing activities in the second quarter of 2021 was $156 million higher compared to the second quarter of 2020, primarily due to a $144 million increase in fixed assets, investments, other assets and intangible assets additions.

FINANCING ACTIVITIES

	For the three months
	ended June 30,
	2021	2020	Change
Issues of debt	$14	$817
Increase in short-term borrowings	—	177
Repayments of debt	(47)	(32)
Issue of Common Shares on exercise of stock options	50	1
Repurchase of Common Shares	(99)	—
Dividend paid to non-controlling interests	(8)	(3)
Dividends paid	(127)	(116)
Cash (used for) provided from financing activities	$(217)	$844	$(1,061)

During the second quarter of 2021 we repurchased 1.0 million Common Shares under normal course issuer bids for aggregate cash consideration of $99 million.

Cash dividends paid per Common Share were $0.43 for the second quarter of 2021 compared to $0.40 for the second quarter of 2020.

FINANCING RESOURCES

	As at	As at
	June 30,	December 31,
	2021	2020	Change
Liabilities
Long-term debt due within one year	$117	$129
Current portion of operating lease liabilities	278	241
Long-term debt	3,941	3,973
Operating lease liabilities	1,563	1,656
	5,899	5,999	$(100)
Non-controlling interests	382	350	32
Shareholders' equity	12,058	11,370	688
Total capitalization	$18,339	$17,719	$620

Total capitalization increased $620 million to $18.34 billion as at June 30, 2021 compared to $17.72 billion at December 31, 2020, primarily as a result of a $688 million increase in shareholder's equity and a $32 million increase in non-controlling interest partially offset by a $100 million decrease in financial liabilities.

16  Magna International Inc. Second Quarter Report 2021

The increase in shareholder's equity in the first six months of 2021 was primarily the result of:

•	$1.04 billion of net income attributable to Magna;
•	$132 million of stock options exercised; and
•	$29 million net unrealized gain on translation of our net investment in foreign operations whose functional currency is not in U.S. dollars.

These factors were partially offset by:

•	$260 million related to the repurchase for cancellation of 2.8 million Common Shares; and
•	$257 million of dividends paid.

CASH RESOURCES

In the second quarter of 2021, our cash resources decreased by $38 million to $3.4 billion, primarily as a result of cash used for investing and financing activities, partially offset by cash provided from operating activities, as discussed above. In addition to our cash resources at June 30, 2021, we had term and operating lines of credit totaling $3.8 billion, of which $3.5 billion was unused and available.

MAXIMUM NUMBER OF SHARES ISSUABLE

The following table presents the maximum number of shares that would be outstanding if all of the outstanding options at August 5, 2021 were exercised:

Common Shares	300,655,552
Stock options (i)	5,727,013
306,382,565

(i)	Options to purchase Common Shares are exercisable by the holder in accordance with the vesting provisions and upon payment of the exercise price as may be determined from time to time pursuant to our stock option plans.

CONTRACTUAL OBLIGATIONS

There have been no material changes with respect to the contractual obligations requiring annual payments during the second quarter of 2021 that are outside the ordinary course of our business. Refer to our MD&A included in our 2020 Annual Report.

Magna International Inc. Second Quarter Report 2021   17

RESULTS OF OPERATIONS – FOR THE SIX MONTHS ENDED JUNE 30, 2020

	For the six months ended June 30,
	Sales			Adjusted EBIT
	2021	2020	Change	2021	2020	Change
Body Exteriors & Structures	$7,672	$5,299	$2,373	$554	$(116)	$670
Power & Vision	6,037	3,821	2,216	500	(91)	591
Seating Systems	2,469	1,785	684	81	(44)	125
Complete Vehicles	3,340	2,254	1,086	159	94	65
Corporate and Other	(350)	(209)	(96)	33	(40)	73
Total reportable segments	$19,213	$12,950	$6,263	$1,327	$(197)	$1,524

BODY EXTERIORS & STRUCTURES

	For the six months
	ended June 30,
	2021	2020	Change
Sales	$7,672	$5,299	$2,373	+ 45%
Adjusted EBIT	$554	$(116)	$670	—
Adjusted EBIT as a percentage of sales	7.2%	(2.2)%		+ 9.4%

Sales – Body Exteriors & Structures

Sales increased 45% or $2.37 billion to $7.67 billion for the six months ended June 30, 2021 compared to $5.30 billion for the six months ended June 30, 2020, primarily due to:

•	higher global light vehicle production, including an estimated $3.08 billion negative impact of the COVID-19 pandemic during the first six months of 2020 partially offset by the negative impact of production disruptions due to semiconductor chip shortages during the first six months of 2021;
•	the launch of programs during or subsequent to the first six months of 2020, including the:
•	Ford Bronco Sport;
•	GM full-size SUV’s;
•	Ford Mustang Mach E; and
•	Jeep Grand Cherokee L; and
•	the net strengthening of foreign currencies against the U.S. dollar, which increased reported U.S. dollar sales by $303 million.

These factors were partially offset by:

•	the end of production of certain programs; and
•	net customer price concessions subsequent to the first six months of 2020.

18   Magna International Inc. Second Quarter Report 2021

Adjusted EBIT and Adjusted EBIT as a percentage of sales – Body Exteriors & Structures

Adjusted EBIT increased $670 million to $554 million for the six months ended June 30, 2021 compared to a loss of $116 million for the six months ended June 30, 2020 and Adjusted EBIT as a percentage of sales increased 9.4% to 7.2% primarily as a result of:

•	earnings on higher sales;
•	cost savings and operating efficiencies, including as a result of implemented restructuring actions;
•	higher tooling contribution in the first six months of 2021 compared to the first six months of 2020;
•	higher scrap steel and aluminum recoveries partially offset by higher commodity costs;
•	the net strengthening of foreign currencies against the U.S. dollar had a favourable $19 million impact on reported U.S. dollar Adjusted EBIT; and
•	a favourable value-added tax settlement in Brazil during the second quarter of 2021.

These factors were partially offset by:

•	higher employee profit sharing and incentive compensation due to improved financial performance;
•	higher launch costs;
•	the negative impact of incremental labour costs due to a change in Mexico labour law introduced during the second quarter of 2021; and
•	net customer price concessions subsequent to the first six months of 2020.

POWER & VISION

	For the six months
	ended June 30,
	2021	2020	Change
Sales	$6,037	$3,821	$2,216	+58%
Adjusted EBIT	$500	$(91)	$591	—
Adjusted EBIT as a percentage of sales	8.3%	(2.4)%		+10.7%

Magna International Inc. Second Quarter Report 2021   19

Sales – Power & Vision

Sales increased 58% or $2.22 billion to $6.04 billion for the six months ended June 30, 2021 compared to $3.82 billion for the six months ended June 30, 2020, primarily due to:

•	higher global light vehicle production, including an estimated $1.75 billion negative impact of the COVID-19 pandemic during the first six months of 2020 partially offset by the negative impact of production disruptions due to semiconductor chip shortages during the first six months of 2021;
•	the launch of programs during or subsequent to the first six months of 2020, including the:
•	GM full-size SUV’s;
•	Jeep Grand Cherokee L;
•	Mercedes-Benz GLA; and
•	Genesis GV70;
•	business combinations subsequent to the first six months of 2020 which increased sales by $337 million; and
•	the net strengthening of foreign currencies against the U.S. dollar, which increased reported U.S. dollar sales by $330 million.

These factors were partially offset by net customer price concessions subsequent to the first six months of 2020.

Adjusted EBIT and Adjusted EBIT as a percentage of sales – Power & Vision

Adjusted EBIT increased $591 million to $500 million for the six months ended June 30, 2021 compared to a loss of $91 million for the six months ended June 30, 2020 and Adjusted EBIT as a percentage of sales increased 10.7% to 8.3% primarily as a result of:

•	earnings on higher sales;
•	lower net application engineering costs related to three upcoming ADAS program launches;
•	cost savings and operating efficiencies, including as a result of implemented restructuring actions;
•	the net strengthening of foreign currencies against the U.S. dollar had a favourable $25 million impact on reported U.S. dollar Adjusted EBIT;
•	business combinations subsequent to the first six months of 2020;
•	higher equity income of $18 million;
•	lower net warranty costs of $14 million; and
•	a favourable value-added tax settlement in Brazil during the second quarter of 2021.

These factors were partially offset by higher employee profit sharing and incentive compensation due to improved financial performance, higher commodity costs and net customer price concessions subsequent to the first six months of 2020.

20     Magna International Inc. Second Quarter Report 2021

SEATING SYSTEMS

	For the six months ended June 30,
	2021	2020	Change
Sales	$2,469	$1,785	$684	+38%
Adjusted EBIT	$81	$(44)	$125	—
Adjusted EBIT as a percentage of sales	3.3%	(2.5)%		+5.8%

Sales – Seating Systems

Sales increased 38% or $684 million to $2.47 billion for the six months ended June 30, 2021 compared to $1.79 billion for the six months ended June 30, 2020, primarily due to:

•	higher global light vehicle production, including an estimated $1.15 billion negative impact of the COVID-19 pandemic during the first six months of 2020 partially offset by the negative impact of production disruptions due to semiconductor chip shortages during the first six months of 2021, which disproportionately impacted programs supplied by our Seating operations;
•	business combinations subsequent to the first six months of 2020 which increased sales by $168 million;
•	the launch of programs during or subsequent to the first six months of 2020, including the:
•	Jeep Grand Cherokee L;
•	Skoda Enyaq; and
•	Chevrolet Bolt EUV; and
•	the net strengthening of foreign currencies against the U.S. dollar, which increased reported U.S. dollar sales by $72 million.

These factors were partially offset by net customer price concessions subsequent to the first six months of 2020.

Adjusted EBIT and Adjusted EBIT as a percentage of sales – Seating Systems

The negative impact of production disruptions due to semiconductor chip shortages during the first six months of 2021 was more pronounced in Seating Systems compared to our other reporting segments due to the mix of programs impacted. Adjusted EBIT increased $125 million to $81 million for the six months ended June 30, 2021 compared to a loss of $44 million for the six months ended June 30, 2020 and Adjusted EBIT as a percentage of sales increased 5.8% to 3.3% primarily as a result of:

•	earnings on higher sales;
•	favourable commercial settlements during the first six months of 2021;
•	productivity and efficiency improvements at an underperforming facility;
•	higher equity income of $6 million; and
•	a favourable value-added tax settlement in Brazil during the second quarter of 2021.

These factors were partially offset by higher employee profit sharing and incentive compensation due to improved financial performance, higher launch costs, and net customer price concessions subsequent to the first six months of 2020.

Magna International Inc. Second Quarter Report 2021      21

COMPLETE VEHICLES

	For the six months ended June 30,
	2021	2020	Change
Complete Vehicle Assembly Volumes (thousands of units)(i)	69.6	47.7	21.9	+46%
Sales	$3,340	$2,254	$1,086	+48%
Adjusted EBIT	$159	$94	$65	+69%
Adjusted EBIT as a percentage of sales	4.8%	4.2%		+0.6%

(i)       Vehicles produced at our Complete Vehicle operations are included in Europe Light Vehicle Production volumes.

Sales – Complete Vehicles

Sales increased 48% or $1.09 billion to $3.34 billion for the six months ended June 30, 2021 compared to $2.25 billion for the six months ended June 30, 2020 and assembly volumes increased 46%. The increase in sales is primarily as a result of the impact of higher assembly volumes during the first six months of 2021, which includes an approximate $625 million negative impact of the COVID-19 pandemic in the first six months of 2020 partially offset by the negative impact of production disruptions due to semiconductor chip shortages during the first six months of 2021. In addition, sales were positively impacted by a $281 million increase in reported U.S. dollar sales as a result of the strengthening of the euro against the U.S. dollar.

Adjusted EBIT and Adjusted EBIT as a percentage of sales – Complete Vehicles

Adjusted EBIT increased $65 million to $159 million for the six months ended June 30, 2021 compared to $94 million for the six months ended June 30, 2020 and Adjusted EBIT as a percentage of sales increased 0.6% to 4.8% primarily as a result of:

•	higher earnings due to higher assembly volumes, net of contractual fixed cost recoveries on certain programs;
•	higher margins on engineering programs; and
•	the strengthening of the euro against the U.S. dollar had a favourable $13 million impact on reported U.S. dollar Adjusted EBIT.

These factors were partially offset by a favourable engineering program resolution in the first quarter of 2020 and higher employee profit sharing and incentive compensation due to improved financial performance.

22      Magna International Inc. Second Quarter Report 2021

CORPORATE AND OTHER

Adjusted EBIT was $33 million for the six months ended June 30, 2021 compared to a loss of $40 million for the six months ended June 30, 2020. The $73 million improvement was primarily the result of:

•	an increase in fees received from our divisions;
•	transactional foreign exchange gains in the six months ended June 30, 2021 compared to transactional foreign exchange losses in the six months ended June 30, 2020;
•	amortization related to the initial value of the vested portion of the Fisker warrants; and
•	a loss on sale of assets during the first six months of 2020.

These factors were partially offset by higher incentive compensation and employee profit sharing due to improved financial performance.

NON-GAAP PERFORMANCE MEASURES - FOR THE SIX MONTHS ENDED JUNE 30, 2021

ADJUSTED EBIT AS A PERCENTAGE OF SALES

The table below shows the change in Magna's Sales and Adjusted EBIT by segment and the impact each segment's changes have on Magna's Adjusted EBIT as a percentage of sales for the six months ended June 30, 2021 compared to the six months ended June 30, 2020:

			Adjusted EBIT
		Adjusted	as a percentage
	Sales	EBIT	of sales
Six months ended June 30, 2020	$12,950	$(197)	-1.5%
Increase related to:
Body Exteriors & Structures	2,373	670	+3.7%
Power & Vision	2,216	591	+3.2%
Seating Systems	684	125	+0.7%
Complete Vehicles	1,086	65	+0.4%
Corporate and Other	(96)	73	+0.4%
Six months ended June 30, 2021	$19,213	$1,327	+6.9%

Adjusted EBIT as a percentage of sales increased to 6.9% for the six months ended June 30, 2021 compared to -1.5% for the six months ended June 30, 2020 primarily due to:

•	the negative impact of the COVID-19 pandemic in the six months ended June 30, 2020;
•	cost savings and operating efficiencies, including as a result of implemented restructuring actions;
•	lower net application engineering costs related to three upcoming ADAS program launches;
•	higher tooling contribution in the first six months of 2021 compared to the first six months of 2020; and
•	business combinations subsequent to the first six months of 2020 which positively impacted earnings.

These factors were partially offset by:

•	the negative impact of production disruptions due to semiconductor chip shortages during the first six months of 2021;
•	higher employee profit sharing and incentive compensation due to improved financial performance;
•	higher launch costs;
•	a favourable engineering program resolution in the first quarter of 2020 in our Complete Vehicle segment; and
•	net customer price concessions subsequent to the first six months of 2020.

Magna International Inc. Second Quarter Report 2021       23

RETURN ON INVESTED CAPITAL

Adjusted Return on Invested Capital increased to 13.1% for the six months ended June 30, 2021 compared to -3.0% for the six months ended June 30, 2020 as a result of an increase in Adjusted After-tax operating profits and lower Average Invested Capital. Other expense (income), net, after tax positively impacted Return on Invested Capital by 0.6% in the first six months of 2021 and negatively impacted Return on Invested Capital by 1.7% in the first six months of 2020.

Average Invested Capital decreased $89 million to $15.87 billion for the six months ended June 30, 2021 compared to $15.96 billion for the six months ended June 30, 2020 primarily due to:

•	a decrease in average non-cash working capital;
•	the impairment of assets recorded during the third quarter of 2020;
•	average depreciation expense on fixed assets in excess of our average investment in fixed assets; and
•	divestitures of assets subsequent to the second quarter of 2020.

These factors were partially offset by:

•	the net strengthening of foreign currencies against the U.S. dollar;
•	business combinations subsequent to the first six months of 2020;
•	investments in and favourable revaluations of certain public and private equity investments; and
•	recognition of the initial value and subsequent revaluation of the vested portion of the Fisker warrants in the first and second quarters of 2021.

RETURN ON EQUITY

Return on Equity was 17.2% for the six months ended June 30, 2021 compared to -7.3% for the six months ended June 30, 2020. This increase was due to higher net income attributable to Magna, partially offset by higher average shareholders' equity. Other expense (income), net, after tax negatively impacted Return on Equity by 0.8% in the first six months of 2021 and positively impacted Return on Equity by 2.6% in the first six months of 2020.

24       Magna International Inc. Second Quarter Report 2021

NON-GAAP FINANCIAL MEASURES RECONCILIATION

The reconciliation of Non-GAAP financial measures is as follows:

ADJUSTED EBIT

	For the three months ended June 30,		For the six months ended June 30,
	2021	2020	2021	2020
Net Income (Loss)	$436	$(652)	$1,058	$(400)
Add:
Interest Expense, net	11	21	34	38
Other Expense (Income), net	6	168	(52)	168
Income Taxes	104	(137)	287	(3)
Adjusted EBIT	$557	$(600)	$1,327	$(197)

ADJUSTED EBIT AS A PERCENTAGE OF SALES

	For the three months ended June 30,		For the six months ended June 30,
	2021	2020	2021	2020
Sales	$9,034	$4,293	$19,213	$12,950
Adjusted EBIT	$557	$(600)	$1,327	$(197)
Adjusted EBIT as a percentage of sales	6.2%	(14.0)%	6.9%	(1.5)%

ADJUSTED DILUTED EARNINGS (LOSS) PER SHARE

	For the three months ended June 30,		For the six months ended June 30,
	2021	2020	2021	2020
Net income (loss) attributable to Magna International Inc.	$424	$(647)	$1,039	$(386)
Add:
Other Expense (Income), net	6	168	(52)	168
Tax effect on Other Expense (Income), net	(4)	(32)	5	(32)
Adjusted net income (loss) attributable to Magna International Inc.	426	(511)	992	(250)
Diluted weighted average number of Common Shares
outstanding during the period (millions)	303.6	298.4	303.6	300.3
Adjusted diluted earnings (loss) per share	$1.40	$(1.71)	$3.27	$(0.83)

Magna International Inc. Second Quarter Report 2021       25

RETURN ON INVESTED CAPITAL AND ADJUSTED RETURN ON INVESTED CAPITAL

Return on Invested Capital is calculated as After-tax operating profits divided by Average Invested Capital for the period. Adjusted Return on Invested Capital is calculated as Adjusted After-tax operating profits divided by Average Invested Capital for the period. Average Invested Capital for the three month period is averaged on a two-fiscal quarter basis and for the six month period is averaged on a three-fiscal quarter basis.

	For the three months		For the six months
	ended June 30,		ended June 30,
	2021	2020	2021	2020
Net Income (Loss)	$436	$(652)	$1,058	$(400)
Add:
Interest Expense, net	11	21	34	38
Income taxes on Interest Expense, net
at Magna's effective income tax rate:	(2)	(4)	(7)	(10)
After-tax operating profits	445	(635)	1,085	(372)
Other Expense (Income), net	6	168	(52)	168
Tax effect on Other Expense (Income), net	(4)	(32)	5	(32)
Adjusted After-tax operating profits	$447	$(499)	$1,038	$(236)

	As at June 30,
	2021	2020
Total Assets	$29,546	$24,280
Excluding:
Cash and cash equivalents	(3,426)	(533)
Deferred tax assets	(389)	(353)
Less Current Liabilities	(9,864)	(7,551)
Excluding:
Short-term borrowings	—	188
Long-term debt due within one year	117	150
Current portion of operating lease liabilities	278	221
Invested Capital	$16,262	$16,402

	For the three months		For the six months
	ended June 30,		ended June 30,
	2021	2020	2021	2020
After-tax operating profits	$445	$(635)	$1,085	$(372)
Average Invested Capital	$16,015	$15,941	$15,874	$15,963
Return on Invested Capital	11.1%	(15.9)%	13.7%	(4.7)%

	For the three months		For the six months
	ended June 30,		ended June 30,
	2021	2020	2021	2020
Adjusted After-tax operating profits	$447	$(499)	$1,038	$(236)
Average Invested Capital	$16,015	$15,941	$15,874	$15,963
Adjusted Return on Invested Capital	11.2%	(12.5)%	13.1%	(3.0)%

26       Magna International Inc. Second Quarter Report 2021

RETURN ON EQUITY

Return on Equity is discussed in the "Non-GAAP Performance Measures" section and is calculated in the table below:

	For the three months		For the six months
	ended June 30,		ended June 30,
	2021	2020	2021	2020
Net income (loss) attributable to Magna International Inc.	$424	$(647)	$1,039	$(386)
Average Shareholders' Equity	$12,246	$10,248	$12,071	$10,542
Return on Equity	13.8%	(25.3)%	17.2%	(7.3)%

SUBSEQUENT EVENTS

DIVESTITURE

On May 17, 2021 we signed an agreement to sell three Body Exteriors & Structures operations in Germany. As at June 30, 2021, these operations had net assets of $27 million (primarily comprised of non-cash working capital and operating lease assets and liabilities). Under the terms of the arrangement, which closed on July 3, 2021, we will provide the buyer with $39 million of funding, subject to working capital adjustments, and as a result record a loss on disposal of approximately $75 million.

VEONEER, INC.

On July 22, 2021, we entered into an agreement for the acquisition of Veoneer, Inc. ["Veoneer"], a leader in automotive safety technology. The agreement includes an offer price, which if accepted, would enable us to acquire all of the issued and outstanding shares of Veoneer for $31.25 per share in cash, representing an equity value of $3.8 billion. On August 5, 2021, an alternative bidder proposed to acquire all of Veoneer’s shares for a price that represents a premium over our offer price. In the event that our agreement to acquire Veoneer is not ultimately terminated by Veoneer in the face of the higher offer, our acquisition of Veoneer is expected to close near the end of 2021, subject to the approval of Veoneer’s stockholders, certain regulatory approvals and other customary closing conditions.

LG ELECTRONICS INC. JOINT VENTURE

On July 28, 2021, we formed a new joint venture with LG Electronics ["LG"] within our Power & Vision segment to manufacture e-motors, inverters, on board chargers and, for certain automakers, related e-drive systems.  Under the terms of the agreement, we acquired a 49% non-controlling ownership interest in the new entity for cash consideration of $453 million.

COMMITMENTS AND CONTINGENCIES

From time to time, we may be contingently liable for litigation, legal and/or regulatory actions and proceedings and other claims. Refer to Note 14, "Contingencies" of our unaudited interim consolidated financial statements for the three months ended June 30, 2021, which describes these claims.

For a discussion of risk factors relating to legal and other claims/actions against us, refer to "Item 5. Risk Factors" in our Annual Information Form and Annual Report on Form 40-F, each in respect of the year ended December 31, 2020.

CONTROLS AND PROCEDURES

There have been no changes in our internal controls over financial reporting that occurred during the three months ended June 30, 2021 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Magna International Inc. Second Quarter Report 2021       27

FORWARD-LOOKING STATEMENTS

Certain statements in this MD&A may constitute "forward-looking information" or "forward-looking statements" (collectively, "forward-looking statements"). Any such forward-looking statements are intended to provide information about management's current expectations and plans and may not be appropriate for other purposes. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, strategic objectives or economic performance, or the assumptions underlying any of the foregoing, and other statements that are not recitations of historical fact. We use words such as "may", "would", "could", "should", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "aim", "forecast", "outlook", "project", "estimate", "target" and similar expressions suggesting future outcomes or events to identify forward-looking statements.

The following table identifies the material forward-looking statements contained in this document, together with the material potential risks that we currently believe could cause actual results to differ materially from such forward-looking statements. Readers should also consider all of the risk factors which follow below the table:

Material Forward-Looking Statement	Material Potential Risks Related to Applicable Forward-Looking Statement
Impact of the global semiconductor shortage	• Risks related to OEM actions in response to the semiconductor chip shortage such as unplanned shutdowns of production lines and/or plants; reductions in OEM vehicle production plans; and changes to OEM product mix. These risks include:

• Lower sales
• Production inefficiencies due to production lines being stopped/restarted unexpectedly based on OEMs' production schedules
• Premium freight costs to expedite shipments; and/or other unrecoverable costs
• OEM claims related to disruption of their production
• Price increases from sub-suppliers that have been negatively impacted by production inefficiencies, premium freight costs and/or other costs related to the semiconductor chip shortage
• Price concessions
Inflationary price increases	• Commodity cost volatility
• Inability to offset inflationary price increases through continuous improvement actions, price increases, adjustments to our own operations or otherwise
• Skilled labour attraction/retention
Completion of the Veoneer acquisition	• Inherent merger and acquisitions risks, including: the potential termination of our merger agreement with Veoneer as a result of the offer by an alternative bidder to acquire Veoneer at a premium over Magna’s offer price; unexpected costs, liabilities or delays; inability or failure to achieve intended benefits from the transaction; and/or loss of customers, suppliers, employees or other forms of business disruption, including diversion of management attention; failure to satisfy the conditions to completion of the transaction, including approval of the merger by Veoneer’s stockholders, and receipt of required governmental / regulatory approvals on the terms or at the timing expected; litigation challenging the merger
• Acquisition integration risks, including the failure to realize anticipated synergies
• Technology and innovation risks, including competitiveness of acquired technologies
• Program launch risks
• Loss of cooperation from an important supplier
• Intense competition
Launch of the Fisker Ocean SUV	• Program launch risks

28      Magna International Inc. Second Quarter Report 2021

Forward-looking statements are based on information currently available to us, and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. While we believe we have a reasonable basis for making any such forward-looking statements, they are not a guarantee of future performance or outcomes. Whether actual results and developments conform to our expectations and predictions is subject to a number of risks, assumptions and uncertainties, many of which are beyond our control, and the effects of which can be difficult to predict, including, without limitation:

Risks Related to the Automotive Industry

•	economic cyclicality;
•	regional production volume declines, including as a result of the COVID-19 pandemic;
•	intense competition;
•	potential restrictions on free trade;
•	trade disputes/tariffs;

Customer and Supplier Related Risks

•	concentration of sales with six customers;
•	emergence of potentially disruptive Electric Vehicle OEMs;
•	OEM consolidation and cooperation;
•	shifts in market shares among vehicles or vehicle segments;
•	shifts in consumer "take rates" for products we sell;
•	dependence on outsourcing;
•	quarterly sales fluctuations;
•	potential loss of any material purchase orders;
•	a deterioration in the financial condition of our supply base, including as a result of the COVID-19 pandemic;

Manufacturing Operational Risks

•	product and new facility launch risks;
•	operational underperformance;
•	restructuring costs;
•	impairment charges;
•	labour disruptions;
•	COVID-19 shutdowns;
•	supply disruptions, including with respect to semiconductor chips;
•	higher costs to mitigate supply disruptions;
•	climate change risks;
•	skilled labour attraction/retention and leadership succession;

IT Security/Cybersecurity Risks

•	IT/Cybersecurity breach;
•	Product cybersecurity breach;

Pricing Risks

•	pricing risks between time of quote and start of production;
•	price concessions;
•	commodity cost volatility;
•	declines in scrap steel/aluminum prices;

Warranty / Recall Risks

•	costs related to repair or replace defective products, including due to a recall;
•	warranty or recall costs that exceed warranty provisions or insurance coverage limits;
•	product liability claims;

Acquisition Risks

•	competition for strategic acquisition targets;
•	inherent merger and acquisition risks;
•	acquisition integration risk;

Other Business Risks

•	risks related to conducting business through joint ventures;
•	our ability to consistently develop and commercialize innovative products or processes;
•	our changing business risk profile as a result of increased investment in electrification and autonomous/assisted driving, including: higher R&D and engineering costs, and challenges in quoting for profitable returns on products for which we may not have significant quoting experience;
•	risks of conducting business in foreign markets;
•	fluctuations in relative currency values;
•	tax risks;
•	reduced financial flexibility as a result of an economic shock;
•	changes in credit ratings assigned to us;

Legal, Regulatory and Other Risks

•	antitrust risk;
•	legal claims and/or regulatory actions against us; and changes in laws and regulations, including those related to vehicle emissions or made as a result of the COVID-19 pandemic.

In evaluating forward-looking statements, we caution readers not to place undue reliance on any forward-looking statement. Additionally, readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements, including the risks, assumptions and uncertainties above which are:

•	discussed under the "Industry Trends and Risks" heading of our Management's Discussion and Analysis; and
•	set out in our Annual Information Form filed with securities commissions in Canada, our annual report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings.

Readers should also consider discussion of our risk mitigation activities with respect to certain risk factors, which can also be found in our Annual Information Form.

Magna International Inc. Second Quarter Report 2021       29

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF INCOME (LOSS)

[Unaudited]

[U.S. dollars in millions, except per share figures]

		Three months ended		Six months ended
		June 30,		June 30,
	Note	2021	2020	2021	2020
Sales	14	$9,034	$4,293	$19,213	$12,950
Costs and expenses
Cost of goods sold		7,728	4,206	16,390	11,773
Depreciation and amortization		374	334	738	670
Selling, general and administrative		419	378	849	759
Interest expense, net		11	21	34	38
Equity income		(44)	(25)	(91)	(55)
Other expense (income), net	2	6	168	(52)	168
Income (loss) from operations before income taxes		540	(789)	1,345	(403)
Income taxes	9	104	(137)	287	(3)
Net income (loss)		436	(652)	1,058	(400)
(Income) loss attributable to non-controlling interests		(12)	5	(19)	14
Net income (loss) attributable to Magna International Inc.		$424	$(647)	$1,039	$(386)
Earnings (loss) per Common Share:	3
Basic		$1.41	$(2.17)	$3.45	$(1.29)
Diluted		$1.40	$(2.17)	$3.42	$(1.29)
Cash dividends paid per Common Share		$0.43	$0.40	$0.86	$0.80
Weighted average number of Common Shares outstanding during the period [in millions]:	3
Basic		301.1	298.4	301.0	300.3
Diluted		303.6	298.4	303.6	300.3

See accompanying notes

30       Magna International Inc. Second Quarter Report 2021

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

[Unaudited]

[U.S. dollars in millions]

		Three months ended		Six months ended
		June 30,		June 30,
	Note	2021	2020	2021	2020
Net income (loss)		$436	$(652)	$1,058	$(400)

Other comprehensive income (loss), net of tax:	11
Net unrealized gain (loss) on translation of net investment in foreign operations		105	87	(3)	(233)
Net unrealized gain (loss) on cash flow hedges		34	60	47	(124)
Reclassification of net (gain) loss on cash flow hedges to net income		(10)	25	(18)	17
Reclassification of net loss on pensions to net income		1	1	4	3
Pension and post retirement benefits		1	—	1	—
Other comprehensive income (loss)		131	173	31	(337)

Comprehensive income (loss)		567	(479)	1,089	(737)
Comprehensive (income) loss attributable to non-controlling interests		(17)	6	(21)	21
Comprehensive income (loss) attributable to Magna International Inc.		$550	$(473)	$1,068	$(716)

See accompanying notes

Magna International Inc. Second Quarter Report 2021      31

MAGNA INTERNATIONAL INC.

CONSOLIDATED BALANCE SHEETS

[Unaudited]

[U.S. dollars in millions]

		As at	As at
		June 30,	December 31,
	Note	2021	2020
ASSETS
Current assets
Cash and cash equivalents	4	$3,426	$3,268
Accounts receivable		6,531	6,394
Inventories	5	3,999	3,444
Prepaid expenses and other		294	260
		14,250	13,366

Investments	6	1,124	947
Fixed assets, net		8,297	8,475
Operating lease right-of-use assets		1,854	1,906
Intangible assets, net		521	481
Goodwill		2,155	2,095
Deferred tax assets		389	372
Other assets	7	956	963
		$29,546	$28,605

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable		$6,248	$6,266
Other accrued liabilities	8	2,186	2,254
Accrued salaries and wages		912	815
Income taxes payable		123	38
Long-term debt due within one year		117	129
Current portion of operating lease liabilities		278	241
		9,864	9,743

Long-term debt		3,941	3,973
Operating lease liabilities		1,563	1,656
Long-term employee benefit liabilities		743	729
Other long-term liabilities		482	332
Deferred tax liabilities		513	452
		17,106	16,885

Shareholders' equity
Capital stock
Common Shares
[issued: 300,655,552; December 31, 2020 – 300,527,416]	10	3,416	3,271
Contributed surplus		104	128
Retained earnings		9,241	8,704
Accumulated other comprehensive loss	11	(703)	(733)
		12,058	11,370

Non-controlling interests		382	350
		12,440	11,720
		$29,546	$28,605

See accompanying notes

32       Magna International Inc. Second Quarter Report 2021

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

[Unaudited]

[U.S. dollars in millions]

		Three months ended		Six months ended
		June 30,		June 30,
	Note	2021	2020	2021	2020
Cash provided from (used for):

OPERATING ACTIVITIES
Net income (loss)		$436	$(652)	$1,058	$(400)
Items not involving current cash flows	4	341	335	690	679
		777	(317)	1,748	279
Changes in operating assets and liabilities	4	(249)	(915)	(559)	(872)
Cash provided from (used for) operating activities		528	(1,232)	1,189	(593)

INVESTMENT ACTIVITIES
Fixed asset additions		(277)	(169)	(489)	(372)
Increase in public and private equity investments		(17)	(2)	(20)	(102)
Increase in investments, other assets and intangible assets		(93)	(72)	(197)	(165)
Settlement of long-term receivable from non-consolidated joint venture		—	—	50	—
Proceeds from disposition		20	11	39	34
Acquisitions		(21)	—	18	(7)
Cash used for investing activities		(388)	(232)	(599)	(612)

FINANCING ACTIVITIES
Issues of debt		14	817	23	825
Increase (decrease) in short-term borrowings		—	177	(101)	176
Repayments of debt		(47)	(32)	(81)	(45)
Issue of Common Shares on exercise of stock options		50	1	133	2
Shares repurchased for tax withholdings on vesting of equity awards		—	—	(12)	(10)
Repurchase of Common Shares	10	(99)	—	(261)	(201)
Dividends paid to non-controlling interests		(8)	(3)	(8)	(6)
Dividends paid		(127)	(116)	(257)	(237)
Cash (used for) provided from financing activities		(217)	844	(564)	504

Effect of exchange rate changes on cash, cash equivalents and restricted cash equivalents		39	9	26	(43)

Net (decrease) increase in cash, cash equivalents and restricted cash equivalents during the period		(38)	(611)	52	(744)
Cash, cash equivalents and restricted cash equivalents, beginning of period		3,464	1,259	3,374	1,392
Cash, cash equivalents and restricted cash equivalents, end of period	4	$3,426	$648	$3,426	$648

See accompanying notes

Magna International Inc. Second Quarter Report 2021      33

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

[Unaudited]

[U.S. dollars in millions]

	Six months ended June 30, 2021
		Common Shares
	Note	Number	Stated Value	Contri- buted Surplus	Retained Earnings	AOCL (i)	Non- controlling Interest	Total Equity
		[in millions]
Balance, December 31, 2020		300.5	$3,271	$128	$8,704	$(733)	$350	$11,720
Net income					1,039		19	1,058
Other comprehensive gain						29	2	31
Business combinations							19	19
Shares issued on exercise of stock options		2.8	160	(27)				133
Release of stock and stock units		0.3	14	(14)				—
Tax withholdings on vesting of equity rewards			(2)		(10)			(12)
Repurchase and cancellation under normal course issuer bid	10	(3.0)	(32)		(230)	1		(261)
Stock-based compensation expense				17				17
Dividends paid to non-controlling interests							(8)	(8)
Dividends paid		0.1	5		(262)			(257)
Balance, June 30, 2021		300.7	$3,416	$104	$9,241	$(703)	$382	$12,440

	Three months ended June 30, 2021
		Common Shares
	Note	Number	Stated Value	Contri- buted Surplus	Retained Earnings	AOCL (i)	Non- controlling Interest	Total Equity
		[in millions]
Balance, March 31, 2021		300.6	$3,366	$107	$9,034	$(829)	$374	$12,052
Net income					424		12	436
Other comprehensive gain						126	5	131
Business combinations							(1)	(1)
Shares issued on exercise of stock options		1.1	59	(9)				50
Repurchase and cancellation under normal course issuer bid	10	(1.0)	(12)		(87)			(99)
Stock-based compensation expense				6				6
Dividends paid to non-controlling interests							(8)	(8)
Dividends paid			3		(130)			(127)
Balance, June 30, 2021		300.7	$3,416	$104	$9,241	$(703)	$382	$12,440

(i)	AOCL is Accumulated Other Comprehensive Loss.

See accompanying notes

34      Magna International Inc. Second Quarter Report 2021

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

[Unaudited]

[U.S. dollars in millions]

	Six months ended June 30, 2020
		Common Shares
	Note	Number	Stated Value	Contri- buted Surplus	Retained Earnings	AOCL (i)	Non- controlling Interest	Total Equity
		[in millions]
Balance, December 31, 2019		303.2	$3,198	$127	$8,596	$(1,090)	$300	$11,131
Net loss					(386)		(14)	(400)
Other comprehensive loss						(330)	(7)	(337)
Shares issued on exercise of stock options		0.1	2					2
Release of stock and stock units		0.4	13	(13)				—
Tax withholdings on vesting of equity rewards		(0.2)	(2)		(8)			(10)
Repurchase and cancellation under normal course issuer bid	10	(5.0)	(53)		(155)	7		(201)
Stock-based compensation expense				11				11
Dividends paid to non-controlling interests							(6)	(6)
Dividends paid		0.1	6		(243)			(237)
Balance, June 30, 2020		298.6	$3,164	$125	$7,804	$(1,413)	$273	$9,953

	Three months ended June 30, 2020
	Common Shares
	Number	Stated Value	Contri- buted Surplus	Retained Earnings	AOCL (i)	Non- controlling Interest	Total Equity
	[in millions]
Balance, March 31, 2020	298.5	$3,159	$117	$8,571	$(1,587)	$282	$10,542
Net loss				(647)		(5)	(652)
Other comprehensive income					174	(1)	173
Shares issued on exercise of stock options	0.1	1					1
Stock-based compensation expense			8				8
Dividends paid to non-controlling interests						(3)	(3)
Dividends paid		4		(120)			(116)
Balance, June 30, 2020	298.6	$3,164	$125	$7,804	$(1,413)	$273	$9,953

(ii)	AOCL is Accumulated Other Comprehensive Loss.

See accompanying notes

Magna International Inc. Second Quarter Report 2021      35

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

1.	significant accounting policies

[a]   Basis of presentation

The unaudited interim consolidated financial statements of Magna International Inc. and its subsidiaries [collectively "Magna" or the "Company"] have been prepared in U.S. dollars following accounting principles generally accepted in the United States of America ["GAAP"]. The unaudited interim consolidated financial statements do not conform in all respects to the requirements of GAAP for annual financial statements. Accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the December 31, 2020 audited consolidated financial statements and notes thereto included in the Company's 2020 Annual Report.

The unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments, necessary to present fairly the financial position at June 30, 2021 and the results of operations, changes in equity and cash flows for the three and six-month periods ended June 30, 2021 and 2020.

Certain amounts in prior periods have been reclassified to conform with current period presentation.

2.	other EXPENSE (INCOME), net

		Three months ended		Six months ended
		June 30,		June 30,
		2021	2020	2021	2020
Restructuring and impairments	[a]	$44	$168	$59	$168
Gains on investments	[b]	(38)	—	(71)	—
Gain on business combinations	[c]	—	—	(40)	—
		$6	$168	$(52)	$168

[a]   Restructuring and impairments

For the three and six months ended June 30, 2021, the Company recorded restructuring charges of $44 million [$31 million after tax] and $59 million [$46 million after tax], respectively for its Power & Vision operations.

For the three and six months ended June 30, 2020, the Company recorded restructuring and impairment charges of $115 million [$90 million after tax] for its Power & Vision segment and $37 million [$32 million after tax] for its Body Exteriors & Structures segment. Restructuring charges of $16 million [$14 million after tax] were also recorded in the Seating Systems segment.

[b]   Gains on investments

During the second quarter of 2021, the Company recorded unrealized gains of $29 million [$22 million after tax] related to the revaluation of certain public company warrants and $9 million [$7 million after tax] on the revaluation of certain public and private equity investments [note 6].

For the six months ended June 30, 2021, the Company recorded unrealized gains of $44 million [$33 million after tax] related to the revaluation of certain public company warrants and $27 million [$20 million after tax] on the revaluation of certain public and private equity investments [note 6].

[c]   Gain on business combinations

During the six months ended June 30, 2021, the Company acquired a 65% equity interest and a controlling financial interest in Chongqing Hongli Zhixin Scientific Technology Development Group LLC. The acquisition included an additional 15% equity interest in two entities that were previously equity accounted for by the Company. On the change in basis of accounting, the Company recognized a $22 million gain [$22 million after tax].

The Company also recorded a gain of $18 million [$18 million after tax] in connection with the distribution of substantially all of the assets of the Company's European joint venture, Getrag Ford Transmission GmbH.

36       Magna International Inc. Second Quarter Report 2021

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

3.       EARNINGS (LOSS) PER SHARE

	Three months ended		Six months ended
	June 30,		June 30,
	2021	2020	2021	2020
Basic earnings (loss) per Common Share:
Net income (loss) attributable to Magna International Inc.	$424	$(647)	$1,039	$(386)
Weighted average number of Common Shares outstanding	301.1	298.4	301.0	300.3
Basic earnings (loss) per Common Share	$1.41	$(2.17)	$3.45	$(1.29)

Diluted earnings (loss) per Common Share [a]:
Net income (loss) attributable to Magna International Inc.	$424	$(647)	$1,039	$(386)
Weighted average number of Common Shares outstanding	303.6	298.4	303.6	300.3
Diluted earnings (loss) per Common Share	$1.40	$(2.17)	$3.42	$(1.29)

[a]	For the six months ended June 30, 2021, diluted earnings per Common Share excluded 0.1 million, Common Shares issuable under the Company's Incentive Stock Option Plan because the effect of including them would have been anti-dilutive. The dilutive effect of participating securities using the two-class method was excluded from the calculation of earnings per share because the effect would be immaterial.

For the three and six months ended June 30, 2020, diluted earnings per Common Share excluded 9.7 million and 9.3 million Common Shares, respectively, issuable under the Company's Incentive Stock Option Plan because the effect of including them would have been anti-dilutive.

Magna International Inc. Second Quarter Report 2021      37

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

4.	DETAILS OF CASH FROM OPERATING ACTIVITIES

[a]	Cash, cash equivalents and restricted cash equivalents:

	June 30,	December 31,
	2021	2020
Bank term deposits and bankers' acceptances	$2,295	$1,987
Cash	1,131	1,281
Cash and cash equivalents	3,426	3,268
Restricted cash equivalents included in prepaid expenses	-	106
	$3,426	$3,374

[b]	Items not involving current cash flows:

	Three months ended		Six months ended
	June 30,		June 30,
	2021	2020	2021	2020
Depreciation and amortization	$374	$334	$738	$670
Amortization of other assets included in cost of goods sold	67	37	135	90
Amortization of deferred revenue and deferred cost recoveries	(58)	(19)	(120)	(38)
Other non-cash (recoveries) charges	(15)	40	21	36
Deferred income taxes	12	(98)	26	(102)
Equity income in excess of dividends received	—	22	2	4
Non-cash portion of Other expense (income), net [note 2]	(39)	19	(112)	19
	$341	$335	$690	$679

[c]	Changes in operating assets and liabilities:

	Three months ended		Six months ended
	June 30,		June 30,
	2021	2020	2021	2020
Accounts receivable	$705	$442	$57	$535
Inventories	(348)	63	(561)	(214)
Prepaid expenses and other	16	15	(7)	(13)
Accounts payable	(547)	(1,405)	(200)	(1,296)
Accrued salaries and wages	10	(120)	87	(48)
Other accrued liabilities	(66)	195	24	235
Income taxes payable	(19)	(105)	41	(71)
	$(249)	$(915)	$(559)	$(872)

38       Magna International Inc. Second Quarter Report 2021

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

5.	INVENTORIES

Inventories consist of:

	June 30,	December 31,
	2021	2020
Raw materials and supplies	$1,478	$1,226
Work-in-process	409	340
Finished goods	614	470
Tooling and engineering	1,498	1,408
	$3,999	$3,444

Tooling and engineering inventory represents costs incurred on tooling and engineering services contracts in excess of billed and unbilled amounts included in accounts receivable.

6.       Investments

	June 30,	December 31,
	2021	2020
Equity method investments	$550	$677
Public and private equity investments	323	267
Warrants [a]	250	—
Other	1	3
	$1,124	$947

[a]	In October 2020, the Company signed agreements that provide a framework with Fisker Inc. ["Fisker"] for the platform sharing, engineering and manufacturing of the Fisker Ocean SUV. In connection with the arrangement, Fisker issued approximately 19.5 million penny warrants to the Company to purchase common stock, which vest based on specified milestones. During each of the first and second quarters of 2021, one third of the warrants vested with a value of $98 million and $108 million, respectively. The initial value attributable to the warrants is deferred within other accrued liabilities and other long-term liabilities on the consolidated balance sheet and will be recognized in the consolidated statement of income as performance obligations are satisfied. The Company also recorded an unrealized gain of $44 million for the six months ended June 30, 2021 related to the revaluation of the vested warrants [note 2].

Cumulative unrealized gains on equity securities still held at the reporting date were $137 million and $65 million as at June 30, 2021 and December 31, 2020, respectively.

Magna International Inc. Second Quarter Report 2021      39

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

7.	Other assets

Other assets consist of:

	June 30,	December 31,
	2021	2020
Preproduction costs related to long-term supply agreements	$709	$694
Long-term receivables	168	209
Pension overfunded status	4	4
Unrealized gain on cash flow hedges	22	16
Other, net	53	40
	$956	$963

8.	Warranty

The following is a continuity of the Company's warranty accruals, included in Other accrued liabilities:

	2021	2020
Balance, beginning of period	$284	$252
Expense, net	27	22
Settlements	(28)	(73)
Business combinations	2	—
Foreign exchange and other	(6)	(2)
Balance, March 31	279	199
Expense, net	26	37
Settlements	(12)	(32)
Foreign exchange and other	2	1
Balance, June 30	$295	$205

9.	INCOME TAXES

For the three and six months ended June 30, 2021, the Company's effective income tax rate decreased from the customary tax rate primarily due to a reduction in reserves for uncertain tax positions.

For the three months ended June 30, 2020, the Company's income tax benefit does not reflect the customary tax rate mainly as a result of losses in Europe that could not be recognized.

For the six months ended June 30, 2020, the Company's income tax benefit does not reflect the customary tax rate mainly as a result of losses in Europe that could not be recognized, and the tax on foreign exchange gains reported on U.S. dollar denominated assets for Mexican tax purposes that are not recognized for U.S. GAAP purposes.

10.	CAPITAL STOCK

[a]	During the second quarter of 2021, the Company repurchased 1.0 million shares under a normal course issuer bid for cash consideration of $99 million.

[b]	The following table presents the maximum number of shares that would be outstanding if all the dilutive instruments outstanding at August 5, 2021 were exercised or converted:

Common Shares	300,655,552
Stock options (i)	5,727,013
306,382,565

(i)	Options to purchase Common Shares are exercisable by the holder in accordance with the vesting provisions and upon payment of the exercise price as may be determined from time to time pursuant to the Company's stock option plans.

40       Magna International Inc. Second Quarter Report 2021

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

11.	ACCUMULATED other comprehensive loss

The following is a continuity schedule of accumulated other comprehensive loss:

	2021	2020
Accumulated net unrealized loss on translation of net investment in foreign Operations
Balance, beginning of period	$(551)	$(907)
Net unrealized loss	(105)	(314)
Repurchase of shares under normal course issuer bid	1	7
Balance, March 31	(655)	(1,214)
Net unrealized gain	100	88
Balance, June 30	(555)	(1,126)

Accumulated net unrealized gain (loss) on cash flow hedges (i)
Balance, beginning of period	42	38
Net unrealized gain (loss)	13	(184)
Reclassification of net gain to net income	(8)	(8)
Balance, March 31	47	(154)
Net unrealized gain	34	60
Reclassification of net (gain) loss to net income	(10)	25
Balance, June 30	71	(69)

Accumulated net unrealized loss on pensions
Balance, beginning of period	(224)	(221)
Reclassification of net loss to net income	3	2
Balance, March 31	(221)	(219)
Revaluation - Pension	1	—
Reclassification of net loss to net income	1	1
Balance, June 30	(219)	(218)

Total accumulated other comprehensive loss	$(703)	$(1,413)

(i)	The amount of income tax (expense) benefit that has been netted in the accumulated net unrealized gain on cash flow hedges is as follows:

	2021	2020
Balance, beginning of period	$(15)	$(14)
Net unrealized (gain) loss	(4)	66
Reclassification of net gain to net income	3	3
Balance, March 31	(16)	55
Net unrealized gain	(12)	(21)
Reclassifications of net gain (loss) to net income	4	(9)
Balance, June 30	$(24)	$25

The amount of other comprehensive loss that is expected to be reclassified to net income over the next 12 months is $71 million.

Magna International Inc. Second Quarter Report 2021      41

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

12.	Financial instruments

[a]	Financial assets and liabilities

The Company's financial assets and financial liabilities consist of the following:

	June 30, 2021	December 31,2020
Financial assets
Cash, cash equivalents and restricted cash equivalents	$3,426	$3,374
Accounts receivable	6,531	6,394
Warrants and public and private equity investments	573	267
Long-term receivables included in other assets	168	209
	$10,698	$10,244

Financial liabilities
Long-term debt (including portion due within one year)	$4,058	$4,102
Accounts payable	6,248	6,266
	$10,306	$10,368

Derivatives designated as effective hedges, measured at fair value
Foreign currency contracts
Prepaid expenses	$76	$52
Other assets	22	16
Other accrued liabilities	(11)	(11)
Other long-term liabilities	(3)	(5)
	$84	$52

[b]	Derivatives designated as effective hedges, measured at fair value

The Company presents derivatives that are designated as effective hedges at gross fair values in the consolidated balance sheets. However, master netting and other similar arrangements allow net settlements under certain conditions. The following table shows the Company's derivative foreign currency contracts at gross fair value as reflected in the consolidated balance sheets and the unrecognized impacts of master netting arrangements:

	Gross amounts presented in consolidated balance sheets	Gross amounts not offset in consolidated balance sheets	Net amounts
June 30, 2021
Assets	$98	$11	$87
Liabilities	$(14)	$(11)	$(3)

December 31, 2020
Assets	$68	$13	$55
Liabilities	$(16)	$(13)	$(3)

42       Magna International Inc. Second Quarter Report 2021

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

12.	Financial instruments (CONTINUED)

[c]	Fair value

The Company determined the estimated fair values of its financial instruments based on valuation methodologies it believes are appropriate; however, considerable judgment is required to develop these estimates. Accordingly, these estimated fair values are not necessarily indicative of the amounts the Company could realize in a current market exchange. The estimated fair value amounts can be materially affected by the use of different assumptions or methodologies. The methods and assumptions used to estimate the fair value of financial instruments are described below:

Cash and cash equivalents, accounts receivable and accounts payable.

Due to the short period to maturity of the instruments, the carrying values as presented in the consolidated balance sheets are reasonable estimates of fair values.

Publicly traded and private equity securities

The fair value of the Company’s investments in publicly traded equity securities is determined using the closing price on the measurement date, as reported on the stock exchange on which the securities are traded. [Level 1 input based on the GAAP fair value hierarchy.]

The Company estimates the value of its private equity securities based on valuation methods using the observable transaction price at the transaction date and other observable inputs including rights and obligations of the securities held by the Company. [Level 3 input based on the GAAP fair value hierarchy.]

Warrants

The Company estimates the value of its warrants based on the quoted prices in the active market for Fisker's common shares. [Level 2 inputs based on the GAAP fair value hierarchy.]

Term debt

The Company's term debt includes $117 million due within one year. Due to the short period to maturity of this debt, the carrying value as presented in the consolidated balance sheets is a reasonable estimate of its fair value.

Senior Notes

The fair value of the Company’s Senior Notes are classified as Level 1 when quoted prices in active markets are used and Level 2 when the quoted prices are from less active markets or when other observable inputs are used to determine fair value. At June 30, 2021, the net book value of the Company's Senior Notes was $3.9 billion and the estimated fair value was $4.1 billion.

[d]	Credit risk

The Company's financial assets that are exposed to credit risk consist primarily of cash and cash equivalents, accounts receivable, and foreign exchange forward contracts with positive fair values.

Cash and cash equivalents which consists of short-term investments, are only invested in bank term deposits and bank commercial paper with primarily an investment grade credit rating. Credit risk is further reduced by limiting the amount which is invested in certain major financial institutions.

The Company is also exposed to credit risk from the potential default by any of its counterparties on its foreign exchange forward contracts. The Company mitigates this credit risk by dealing with counterparties who are major financial institutions that the Company anticipates will satisfy their obligations under the contracts.

Magna International Inc. Second Quarter Report 2021      43

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

12.	Financial instruments (CONTINUED)

[d]	Credit risk (continued)

In the normal course of business, the Company is exposed to credit risk from its customers, substantially all of which are in the automotive industry and are subject to credit risks associated with the automotive industry. For the three and six month periods ended June 30, 2021, sales to the Company's six largest customers represented 78% of the Company's sales, and substantially all of the Company's sales are to customers with which it has ongoing contractual relationships. In determining the allowance for expected credit losses, the Company considers changes in customer's credit ratings, liquidity, customer’s historical payments and loss experience, current economic conditions, and the Company's expectations of future economic conditions.

[e]	Interest rate risk

The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary current assets and current liabilities. In particular, the amount of interest income earned on cash and cash equivalents is impacted more by investment decisions made and the demands to have available cash on hand, than by movements in interest rates over a given period.

In addition, the Company is not exposed to interest rate risk on its term debt and Senior Notes as the interest rates on these instruments are fixed.

[f]	Currency risk and foreign exchange contracts

The Company is exposed to fluctuations in foreign exchange rates when manufacturing facilities have committed to the delivery of products, and/or the purchase of materials and equipment in currencies other than the facilities' functional currency. In an effort to manage this net foreign exchange exposure, the Company employs hedging programs, primarily through the use of foreign exchange forward contracts.

At June 30, 2021, the Company had outstanding foreign exchange forward contracts representing commitments to buy and sell various foreign currencies. Significant commitments are as follows:

	For Canadian dollars		For U.S. dollars		For Euros
	U.S. dollar amount	Weighted average rate	Peso amount	Weighted average rate	U.S. dollar amount	Weighted average rate	Czech Koruna Amount	Weighted average rate
Buy	199	0.79041	9,994	0.04597	410	0.83287	7,967	0.03785
(Sell)	(1,274)	1.29433	—	—	(181)	1.20549	(317)	25.66536

Forward contracts mature at various dates through 2025. Foreign currency exposures are reviewed quarterly.

[g]	Equity price risk

Public equity securities and warrants

The Company's public equity securities and warrants are subject to market price risk due to the risk of loss in value that would result from a decline in the market price of the common shares or underlying common shares.

44       Magna International Inc. Second Quarter Report 2021

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

13.	CONTINGENCIES

From time to time, the Company may become involved in regulatory proceedings, or become liable for legal, contractual and other claims by various parties, including customers, suppliers, former employees, class action plaintiffs and others. On an ongoing basis, the Company attempts to assess the likelihood of any adverse judgments or outcomes to these proceedings or claims, together with potential ranges of probable costs and losses. A determination of the provision required, if any, for these contingencies is made after analysis of each individual issue. The required provision may change in the future due to new developments in each matter or changes in approach such as a change in settlement strategy in dealing with these matters.

[a]	In September 2014, the Conselho Administrativo de Defesa Economica ["CADE"], Brazil's Federal competition authority, attended at one of the Company's operating divisions in Brazil to obtain information in connection with an ongoing antitrust investigation relating to suppliers of automotive door latches and related products ["access mechanisms"].

In May 2019, CADE informed the Company that it completed its preliminary investigation and, based on a review of the evidence, had commenced a formal administrative proceeding into alleged anticompetitive behaviour relating to access mechanisms involving the Company.

Administrative proceedings of this nature can often continue for several years. At this time, management is unable to predict the duration or outcome of the Brazilian administrative proceeding, including whether any operating divisions of the Company will be found liable for any violation of law or the extent or magnitude of any liability, if any. In the event that wrongful conduct is found, CADE may impose administrative penalties or fines taking into account several mitigating and aggravating factors. Administrative fines are tied to the sales in Brazil of the applicable Magna companies in the fiscal year prior to the commencement of the formal administrative proceeding.

The Company's policy is to comply with all applicable laws, including antitrust and competition laws. Based on a previously completed global review of legacy antitrust risks which led to a September 2020 settlement with the European Commission where Magna received full immunity regarding two separate bilateral cartels involving the supply of closure systems, Magna does not currently anticipate any material liabilities. However, we could be subject to restitution settlements, civil proceedings, reputational damage and other consequences, including as a result of the matters specifically referred to above.

[b]	The Company is at risk for product warranty costs, which include product liability and recall costs, and is currently experiencing increased customer pressure to assume greater warranty responsibility. For most types of products, the Company only accounts for existing or probable product warranty claims. However, for certain complete vehicle assembly, powertrain systems and electronics contracts, the Company records an estimate of future warranty-related costs based on the terms of the specific customer agreements and/or the Company's warranty experience. Product liability and recall provisions are established based on the Company's best estimate of the amounts necessary to settle existing claims, which typically take into account: the number of units that may be returned; the cost of the product being replaced; labour to remove and replace the defective part; and the customer's administrative costs relating to the recall. Where applicable, such provisions are booked net of recoveries from sub-suppliers and along with related insurance recoveries. Due to the uncertain nature of the net costs, actual product liability costs could be materially different from the Company's best estimates of future costs [note 8].

Magna International Inc. Second Quarter Report 2021      45

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

14.	Segmented Information

Magna is a global automotive supplier which has complete vehicle engineering and contract manufacturing expertise, as well as product capabilities which include body, chassis, exterior, seating, powertrain, active driver assistance, electronics, mirrors & lighting, mechatronics and roof systems. Magna also has electronic and software capabilities across many of these areas.

The Company is organized under four operating segments: Body Exteriors & Structures, Power & Vision, Seating Systems and Complete Vehicles. These segments have been determined on the basis of technological opportunities, product similarities, and market and operating factors, and are also the Company's reportable segments.

The Company's chief operating decision maker uses Adjusted Earnings before Interest and Income Taxes ["Adjusted EBIT"] as the measure of segment profit or loss, since management believes Adjusted EBIT is the most appropriate measure of operational profitability or loss for its reporting segments. Adjusted EBIT is calculated by taking net income (loss) and adding back income taxes, interest expense, net, and other expense (income), net.

46         Magna International Inc. Second Quarter Report 2021

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

14.	Segmented Information (CONTINUED)

[a]	The following tables show segment information for the Company's reporting segments and a reconciliation of Adjusted EBIT to the Company's consolidated net income (loss):

	Three months ended June 30, 2021
				Depreciation	Equity	Fixed
	Total	External	Adjusted	and	(income)	asset
	sales	sales	EBIT [ii]	amortization	loss	additions
Body Exteriors & Structures	$3,647	$3,576	$227	$184	$3	$138
Power & Vision	2,881	2,825	203	135	(41)	107
Seating Systems	1,166	1,152	26	24	(2)	12
Complete Vehicles	1,490	1,477	79	27	(1)	18
Corporate & Other [i]	(150)	4	22	4	(3)	2
Total Reportable Segments	$9,034	$9,034	$557	$374	$(44)	$277

	Three months ended June 30, 2020
				Depreciation	Equity	Fixed
	Total	External	Adjusted	and	(income)	asset
	sales	sales	EBIT [ii]	amortization	loss	additions
Body Exteriors & Structures	$1,623	$1,578	$(315)	$177	$2	$85
Power & Vision	1,298	1,271	(226)	115	(28)	70
Seating Systems	524	521	(84)	19	(1)	6
Complete Vehicles	933	921	44	20	—	6
Corporate & Other [i]	(85)	2	(19)	3	2	2
Total Reportable Segments	$4,293	$4,293	$(600)	$334	$(25)	$169

	Six months ended June 30, 2021
				Depreciation	Equity	Fixed
	Total	External	Adjusted	and	(income)	asset
	sales	sales	EBIT [ii]	amortization	loss	additions
Body Exteriors & Structures	$7,672	$7,527	$554	$365	$5	$232
Power & Vision	6,037	5,922	500	268	(85)	205
Seating Systems	2,469	2,444	81	46	(4)	22
Complete Vehicles	3,340	3,314	159	50	(2)	26
Corporate & Other [i]	(305)	6	33	9	(5)	4
Total Reportable Segments	$19,213	$19,213	$1,327	$738	$(91)	$489

	Six months ended June 30, 2020
				Depreciation	Equity	Fixed
	Total	External	Adjusted	and	(income)	asset
	sales	sales	EBIT [ii]	amortization	loss	additions
Body Exteriors & Structures	$5,299	$5,188	$(116)	$356	$2	$187
Power & Vision	3,821	3,751	(91)	230	(62)	150
Seating Systems	1,785	1,777	(44)	36	2	21
Complete Vehicles	2,254	2,232	94	40	—	10
Corporate & Other [i]	(209)	2	(40)	8	3	4
Total Reportable Segments	$12,950	$12,950	$(197)	$670	$(55)	$372

[i]	Included in Corporate and Other Adjusted EBIT are intercompany fees charged to the automotive segments.

Magna International Inc. Second Quarter Report 2021      47

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

14.	Segmented Information (CONTINUED)

[ii]	The following table reconciles Net income (loss) to Adjusted EBIT:

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
Net income (loss)	$436	$(652)	$1,058	$(400)
Add:
Interest expense, net	11	21	34	38
Other expense (income), net	6	168	(52)	168
Income taxes	104	(137)	287	(3)
Adjusted EBIT	$557	$(600)	$1,327	$(197)

[b] The following table shows Goodwill for the Company's reporting segments:

	June 30,	December 31,
	2021	2020
Body Exteriors & Structures	$476	$483
Power & Vision	1,297	1,315
Seating Systems	265	176
Complete Vehicles	117	121
Total Reportable Segments	$2,155	$2,095

[c]	The following table shows Net Assets for the Company's reporting segments:

	June 30,	December 31,
	2021	2020
Body Exteriors & Structures	$7,653	$7,536
Power & Vision	5,589	5,529
Seating Systems	1,293	1,118
Complete Vehicles	809	671
Corporate & Other	1,023	710
Total Reportable Segments	$16,367	$15,564

The following table reconciles Total Assets to Net Assets:

	June 30,	December 31,
	2021	2020
Total Assets	$29,546	$28,605
Deduct assets not included in segment net assets:
Cash and cash equivalents	(3,426)	(3,268)
Deferred tax assets	(389)	(372)
Long-term receivables from joint venture partners	(16)	(66)
Deduct liabilities included in segment net assets:
Accounts payable	(6,250)	(6,266)
Accrued salaries and wages	(912)	(815)
Other accrued liabilities	(2,186)	(2,254)
Segment Net Assets	$16,367	$15,564

48         Magna International Inc. Second Quarter Report 2021

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

15.	SUBSEQUENT EVENTS

Divestiture

On May 17, 2021 the Company signed an agreement to sell three Body Exteriors & Structures operations in Germany. As at June 30, 2021, these operations had net assets of $27 million (primarily comprised of non-cash working capital and operating lease assets and liabilities). Under the terms of the arrangement, which closed on July 3, 2021, the Company will provide the buyer with $39 million of funding, subject to working capital adjustments, and as a result record a loss on disposal of approximately $75 million.

Veoneer, Inc.

On July 22, 2021, the Company entered into an agreement for the acquisition of Veoneer, Inc. ["Veoneer"], a leader in automotive safety technology. The agreement includes an offer price, which if accepted, would enable the Company to acquire all of the issued and outstanding shares of Veoneer for $31.25 per share in cash, representing an equity value of $3.8 billion. On August 5, 2021, an alternative bidder proposed to acquire all of Veoneer’s shares for a price that represents a premium over our offer price. In the event that the Company’s agreement to acquire Veoneer is not ultimately terminated by Veoneer in the face of the higher offer, our acquisition of Veoneer is expected to close near the end of 2021, subject to the approval of Veoneer’s stockholders, certain regulatory approvals and other customary closing conditions.

LG Electronics Inc. Joint Venture

On July 28, 2021, the Company formed a new joint venture with LG Electronics (“LG”) within its Power & Vision segment to manufacture e-motors, inverters, on board chargers and, for certain automakers, related e-drive systems.  Under the terms of the agreement, the Company acquired a 49% non-controlling ownership interest in the new entity for cash consideration of $453 million.

Magna International Inc. Second Quarter Report 2021      49

CORPORATE OFFICE

Magna International Inc.

337 Magna Drive

Aurora, Ontario

Canada L4G 7K1

Telephone: (905) 726-2462

www.magna.com

TRANSFER AGENT AND REGISTRAR

Canada – Common Shares

Computershare Trust Company of Canada

100 University Avenue, 8th Floor

Toronto, Ontario, Canada M5J 2Y1

Telephone: 1 (800) 564-6253

United States – Common Shares

Computershare Trust Company N.A.

462 S. 4th Street

Louisville, Kentucky, USA 40202

Telephone: 1 (800) 962-4284

From all other countries

Telephone: 1 (514) 982-7555

www.computershare.com

EXCHANGE LISTINGS

Common Shares

Toronto Stock Exchange	MG
The New York Stock Exchange	MGA

Shareholders wishing to communicate with the non-management members of the Magna Board of Directors may do so by contacting the Chairman of Board through the office of Magna’s Corporate Secretary at 337 Magna Drive, Aurora, Ontario, Canada L4G 7K1 (905) 726-7070.

Annual Report

Copies of the Annual Report may be obtained from: The Corporate Secretary, Magna International Inc., 337 Magna Drive, Aurora, Ontario, Canada L4G 7K1 or www.magna.com. Copies of financial data and other publicly filed documents are available through the internet on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com, and on the United States Securities and Exchange Commission's Electronic Data Gathering, Analysis and Retrieval System (EDGAR) which can be accessed at www.sec.gov.